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September 25, 2013

John M. Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Kelso Capital Corporation File No. 333-176875

Dear Mr. Ganley:

We received your oral comments on August 7, 2013 to Post-Effective No. 1 to the registration statement on Form N-2 for common shares of the BlackRock Kelso Capital Corporation (the “Corporation”) filed on May 31, 2013 (the “Registration Statement”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

The Corporation has considered your comments and has authorized us to make on its behalf the responses and amendments to the Registration Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Corporation uses in its Registration Statement.

In addition, please note that the Corporation desires to be declared effective as soon as practicable. As such, it is contemporaneously filing an acceleration request letter along with this response. Given the minor nature of the changes discussed below, the Corporation understands that the effectiveness of the Registration Statement will be accelerated and that the Corporation will make the changes discussed below to its prospectus in a 497 filing after the Registration Statement has been declared effective by the staff.

John M. Ganley, Esq.

September 25, 2013

Comments

Prospectus

Comment 1: In light of the fact that the Corporation can make distributions that are returns of capital, please add a risk factor regarding the Corporation’s ability to do so.

Response: The requested disclosure has been added.

Prospectus Summary – Fees and Expenses (Page 7)

Comment 2: With respect to the example following the fee table, please include a separate example showing the expenses an investor would incur over the 1, 3, 5 and 10 year periods assuming a 5% annual return composed entirely of capital gains.

Response: Unlike most other business development companies, the Corporation’s capital gain incentive fee may be affected by its ability to achieve an annualized return in excess of its hurdle rate on the portion of the incentive fee based on income. Thus, even if the Corporation were to assume a 5% annual return composed entirely of capital gains, no incentive fee (capital gain or otherwise) would be payable because the hurdle rate would not be met. As such, the Corporation respectfully submits that it is unable to comply with your request. We note that the Corporation previously received this comment on April 30, 2010 and provided the same response to you in correspondence dated May 5, 2010, which response was accepted by you.

Determination of Net Asset Value – Determinations in connection with Offerings (page 107)

Comment 3: Section 23 of the 1940 Act requires the Board of the Corporation to make a determination as to the net asset value of the Corporation’s common stock in connection with each offering of shares of the Corporation’s common stock. Accordingly, please revise or delete the following disclosure to clarify that the Board makes such determinations.

“Importantly, this determination will not require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our Board of Directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act.”

Response: The referenced disclosure has been deleted from the registration statement.

General Comments

Comment 4: Please confirm that the Corporation’s website has updated its website to change references to “dividends” to “distributions”.

John M. Ganley, Esq.

September 25, 2013

Response: The Corporation confirms that the changes to its website have been made.

Comment 5: Please supplementally confirm whether the Corporation has considered the provisions of Regulation S-X 3-09 and 4.08(g) for the investments that the Corporation controls.

Response: The Corporation confirms that it does not believe any of its portfolio investments currently trigger the investment, asset or income tests in Regulation S-X 3-09 or the investment, assets or income tests referred to in S-X 4-08(g). The Corporation understands that the accounting staff of the Securities and Exchange Commission is considering issuing a pronouncement regarding the applicability of Regulation S-X 3-09 and 4.08(g) to business development companies. The Corporation respectfully requests an opportunity to discuss the proposed pronouncement and any related guidance with members of the accounting staff at their earliest convenience to better understand the staff’s views in this regard and to seek to ensure that the pronouncement and any related guidance is practicable for business development companies.

*    *    *    *

John M. Ganley, Esq.

September 25, 2013

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or Eric Requenez at (212) 735-3742.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman, Esq.